Exhibit 12
JEFFERIES GROUP LLC
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(Dollar amounts in thousands)

	Successor			Predecessor
	Year Ended November 30, 2015	Year Ended November 30, 2014	Nine Months Ended November 30, 2013	Three Months Ended February 28, 2013	Year Ended November 30, 2012	Year Ended November 30, 2011
Fixed Charges:
Interest expense on long-term indebtedness	$250,101	$250,424	$184,954	$79,918	$292,987	$280,046
Interest portion of rent expense	19,136	19,130	14,400	4,024	16,137	14,774
Total fixed charges	$269,237	$269,554	$199,354	$83,942	$309,124	$294,820
Convertible Preferred Stock Dividends	$—	$—	$—	$1,016	$4,063	$4,063
Earnings:
Earnings before income taxes	$114,227	$303,021	$264,295	$139,487	$491,795	$419,334
Total fixed charges	269,237	269,554	199,354	83,942	309,124	294,820
Total earnings before income taxes and fixed charges	$383,464	$572,575	$463,649	$223,429	$800,919	$714,154
Ratio of Earnings to Fixed Charges (1)	1.4	2.1	2.3	2.7	2.6	2.4
Ratio of Earnings to Combined Fixed Charges and Convertible Preferred Stock Dividends (2)	1.4	2.1	2.3	2.6	2.6	2.4

(1)
The ratio of earnings to fixed charges is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).

(2)
The ratio of earnings to combined fixed charges and preferred dividends is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by the sum of (b) fixed charges and (c) convertible preferred stock dividends. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals.)